

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Gregg Buckbinder
Chief Financial Officer and Chief Operating Officer
Millburn Ridgefield Corporation
411 West Putnam Avenue
Greenwich, Connecticut 06830

> **Re: Millburn Multi-Markets Fund L.P.**
> **Registration Statement on Form 10**
> **Filed June 30, 2010**
> **File No. 000-54028**

Dear Mr. Buckbinder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. We will, however, continue to review your filing on Form 10 until all of our comments have been addressed.

2. We note that you have filed this registration statement pursuant to Section 12(g) of the Exchange Act. Based on the number of your record holders and asset levels, it appears that your filing of this Form 10 is mandatory. Please tell us when you exceeded the thresholds for mandatory filing pursuant to Section 12(g) and whether this filing was made within the required 120-day period.

3.	Please tell us whether this registration statement is subject to U.S. Commodities Futures Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

4.	Please advise us why you believe the fund is not an investment company subject to registration and regulation under the Investment Company Act. We note you may hold investments such as forward contracts and swaps. Please note that we will refer your response to the Division of Investment Management for further review.

Item 1: Business

General Development of the Business, page 2

5.	We note your disclosure that the Partnership is one of a number of investors in the Master Fund. Please revise your disclosure to quantify the Partnership's investment in the Master Fund. For example, disclose the Partnership's percentage ownership of the Master Fund. Please also disclose the number of other investors in the Master Fund and whether any of those investors are affiliates of the General Partner.

6.	We note from your disclosure on page 4 that the General Partner is responsible for all aspects of the business and trading decisions of the fund. Please expand your disclosure in this section to explain those responsibilities in greater detail. Please be sure to include a description of the circumstances in which the General Partner would change or add a new trading advisor or would change the currently anticipated allocation of your assets to the Master Fund. Please also disclose whether your investors retain any specific approval rights with respect to the General Partner's activities.

Narrative Description of Business

(i) General, page 3

7.	We note your disclosure in this section that an important risk management function is the careful control of leverage or total portfolio exposure. We also note your disclosure on page 20 that neither the Partnership nor the Master Fund engages in borrowing. Please revise your disclosure in this section to explain what you mean by leverage and how it differs from borrowings.

8.	Please revise to disclose the material terms of your limited partnership agreement, administrative services agreement and your brokerage agreements.

9.	In light of your disclosure in this section regarding the General Partner's responsibility for the management and administration of all aspects of your business, please supplement your current disclosure to explain why the General Partner receives separate administrative fees when it is already compensated for services provided as your general partner and advisor. Expand on your General Partner's underlying responsibilities in each such capacity and how such responsibilities differ so investors may fully appreciate your fee structure. Please provide similar disclosure to distinguish between the Management Fee (which appears to be derived from the fund's net asset value at specified dates) and the Profit Share received by the General Partner.

10.   We note that your General Partner, as trading advisor of the Master Fund, has significant latitude in setting and altering its investment strategy. Please clarify whether the General Partner will notify investors of any such changes and, if so, how.

11.   Please explain in greater detail the "suite of risk management tools" utilized to assess the various items listed in this section, such as counterparty credit risk, market liquidity and targeted risk level.

12.   Refer to the fourth paragraph on page 4. Please explain what constitutes an "acceptable threshold" in determining whether to adjust a particular portfolio position.

13.   We note your assertion that markets tend to experience increasing volatility after a profitable trend has been "long underway." Please explain the basis for this statement. Please also explain why you believe that the position-sizing model accurately signals the need for position reductions.

14.   We note your disclosure in this section regarding the General Partner's exercise of discretion regarding when certain trades are executed, even though you describe the trading system as quantitative and systematic in nature. Please clarify, if true, that there is a discretionary component to the program and, if applicable, elaborate on your advisor's use of discretion and the interplay between the systematic and discretionary aspects of the Master Fund's program.

(ii) Partnership Funds, page 5

15.   Please discuss the different sectors in which the Master Fund invests with greater specificity so that investors may have a better appreciation of the risk profile associated with each such investment type.

(iii) Charges, page 8

General

16.   With a view toward improved disclosure, please supplement your disclosure in this section to include a fee table illustrating all charges attributable to the fund. Include in such expanded disclosure, a brief explanation of all such fees and expenses, a discussion of reimbursements and adjustments and detailed disclosure regarding how fees are allocated between the different classes of unitholders. Please also specifically quantify all miscellaneous charges/commissions/fees that may become payable (e.g. Seller's

Agent fees). Please revise your disclosure to clarify whether there are any termination fees or other fees associated with terminating any of the arrangements described in this section.

17. Please also tell us if NFA regulations require that you to include a breakeven analysis in tabular format.

18. We note your disclosure on page 10 that the Profit Share attributable to Series B and Series C equals 20% of any increase in aggregate Trading Profits attributable to Series A and Series B over the previous high point in such Trading Profits as of a date on which a Profit Share was paid with respect to Series B and Series C. Please explain why the Series B/C Profit Share is attributable to Series A.

Charges at the Partnership Level, page 8

19. We note that the Master Fund, on behalf of the Partnership, is reimbursing the General Partner for expenses related to the Partnership's organization and initial offering of Units. Please tell us and disclose the amount incurred by the General Partner to date that will be reimbursed on behalf of the Partnership and the liability currently recorded within the Partnership's financial statements. In addition, please include disclosure in your critical accounting policies and elsewhere in your document addressing your accounting for organization and offering costs. Refer to FASB ASC 946-20-35-5.

Administrative Fee, page 10

20. We refer to your disclosure in this section regarding the monthly Administration Fee paid to the General Partner calculated as a percentage of the month-end net asset value of the master fund equal to 0.05% per annum of the master fund's average net assets. Please revise your disclosure to clarify if this fee is paid in addition to the variable fee that you describe later in this section. Please also revise your disclosure to clarify if this fee is paid even when there is a third-party administrator providing services.

Expenses, page 10

21. We note that the General Partner will receive a variable monthly administrative fee as a percentage of the month-end net asset value. In light of this disclosure, please provide a more detailed explanation of other "ordinary 'operating and administrative' expenses" that the fund will be responsible to cover. Please also explain why these fees are separate from the administrative fee. Please also tell us whether the master fund is responsible for a pro rata portion of any fees paid to the independent third party administrator.

Net Assets, page 11

22. Please disclose whether the net asset value will be disseminated to investors and, if so, by what means and with what frequency.

23.   Please tell us whether the General Partner will be solely responsible for assessing forward contract transactions, and, if so, please disclose whether the General Partner has any previous experience in evaluating the creditworthiness of forward contract transaction counterparties. Please also revise to explain what you mean by "straight-line interpolation" in evaluating the fair value of open forward currency contracts.

(iv) Conflicts of Interest, page 12

24.   We note your disclosure in this section regarding accounts managed by the General Partner other than the master fund. Please revise to specifically identify any other accounts currently managed by your General Partner with the same or similar trading programs. Please also describe the General Partner's process for resolving conflicts and allocating assets to the various funds. Please disclose any recent conflicts and how they were resolved.

25.   We note your disclosure on page 28 that the units are being sold through the General Partner. Please expand your disclosure to describe the General Partner's conflict of interest between facilitating the ongoing offering and managing the activities of the Master Fund.

Item 2: Financial Information, page 16

26.   Please disclose the allocation by sector of your total assets as of the end of the most recent interim period and the end of the last fiscal year.

27.   Please disclose whether the Master Fund has been subject to margin calls in the most two recent fiscal years and current interim period. If so, quantify the amount of such margin calls. If historical margin requirements have been higher than the expected range of 5 to 35%, please revise your disclosure to explain why.

Item 5: Directors and Executive Officers

(a) and (b) Identification of Directors and Executive Officers, page 23

28.   Please revise to provide the disclosure required by Item 401 of Regulation S-K for the executive officers and directors of the General Partner. In particular, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K. Also, refer to the definitions of "director" and "executive officer" in Rule 405 of the Securities Act.

29.   We note your disclosure in this section that you have no employees. We further note your disclosure in the Conflicts of Interest section above that your General Partner may serve in similar capacity on behalf of other "accounts." Please revise to provide an

estimate of how much time you believe that the officers of your General Partner will devote to your business.

(g) Promoters and Control Persons, page 27

30.   We note that you were organized in September 2008. Please tell us whether you consider your General Partner to be a promoter. If applicable, please also provide the nature and amount of anything of value received or to be received, directly or indirectly, by your promoters. Refer to Item 404(c) of Regulation S-K.

Item 9: Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 27

31.   Please disclose the amount of units that could be sold pursuant to Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

Item 10: Recent Sales of Unregistered Securities, page 28

32.   We note from your disclosure that the Units are currently being offered privately on a continuous basis under Rule 506 of Regulation D.   Please explain how your offering and the filing of the Form 10 is consistent with Section 5 of the Securities Act and the prohibition on general solicitation under Rule 502(c).

33.   Please disclose the net asset value per unit for each closing date.

Millburn Multi-Markets Fund L.P.

Statement of Operations for the three months ended March 31, 2010, page 34

34.   Please amend your filing to present Net investment loss allocated from Master Fund before Net realized and unrealized gains allocated from Master Fund. Please amend to make similar changes to your statement of operations for the period from August 1, 2009 (commencement of operations) to December 31, 2009. Refer to Rule 6-07 of Regulation S-X and FASB Accounting Standards Codification ("ASC") 946-225-45.

Statement of Financial Highlights, page 36

35.   Please amend your filing to make conforming changes to your statements of financial highlights to reflect the changes requested to your statements of operations.

Millburn Multi-Markets Trading L.P.

Statements of Financial Highlights, page 58

36.   As the Master Fund is a limited partnership, please amend to include the portfolio turnover rate. Refer to FASB ASC 946-205-50-29.

Notes to the Financial Statements

General

37.   We note the Partnership is one of a number of investors in the Master Fund. Please disclose the total amount invested by each respective Partnership in the Master Fund or tell us why such disclosure is not warranted.

Item 15: Financial Statements and Exhibits, page 115

38.   Please tell us why you have not filed your administrative services agreement and your broker agreements as exhibits to your Form 10, pursuant to Item 601(b)(10) of Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: James B. Biery
       Daniel F. Spies
       Sidley Austin LLP *(via facsimile)*